SPIRIT INTERNATIONAL, INC.

2620 Regatta Drive, Suite 102

Las Vegas, NV 89128

April 30, 2015

Via Edgar

Re:	Spirit International, Inc.

Amendment to Registration Statement on Form S-1

Filed March 25, 2015

File No. 333-197056

After careful consideration and To Whom it May Concern:

This letter shall serve as a reply to your letter correspondence, dated March 25, 2015 concerning Spirit International, Inc. (the “Company”), and the Amendment to Registration Statement on Form S-1 referenced above.

General Information

1. You disclose here that Spirit has not generated any revenues since its inception. We note the statement of operations presents $3,000 of marketing and sales revenue recognized since inception. Please revise to accurately disclose the amount of revenue recognized since your inception.

We have revised accordingly.

Use of Proceeds, page 13

2. We partially reissue comment two from our letter dated February 19, 2015. Please disclose whether the company may change the allocation of the proceeds to repay this debt. In addition, please clarify whether your creditors would have a claim against the proceeds if you default on the amount owed.

We have added the following disclosure:

“The Company may change how it allocates its proceeds in order to repay this debt in the case that the full amount of the offering is not raised.”

We have also added the following risk factor:

“IF WE DEFAULT ON OUR OBLIGATIONS, OUR CREDITORS MAY HAVE A CLAIM AGAINST THE PROCEEDS OF THIS OFFERING.

Spirit has total assets of $2,910 and total liabilities of $84,820. If we default on any of our obligations, our assets will not satisfy the claims of our creditors. Thus, our creditors would have a claim against the proceeds of this Offering if we default on the amount owed and you could lose your entire investment.”

Management’s Discussion and Analysis or Plan of Operation, page 25

Plan of Operation

3. Please expand your discussion to specifically discuss the underlying reasons for the following items in the statement of operations:

•	The recognition of $3,000 in marketing and sales related revenue;
•	The reasons for incurring each of the general and administrative expenses totaling $10,410; and
•	The basis for management’s decision to fully impair the intangible asset associated with the license and distribution rights with New World Whiskey Distilleries (“New World”).

We have added the following disclosures:

“Our revenues from the Company’s inception (March 10, 2014) to December 31, 2014 are attributable to $500 in sales of whiskey sample products and $2,500 from the marketing of whiskey products.

Regarding the general and administrative expenses totaling $10,410 that we incurred from the Company’s inception (March 10, 2014) to December 31, 2014, (i) $1,661 is attributable to filing fees paid to our filing agent for the preparation and submission of this Form S-1, (ii) $150 is attributable to bank charges and transfer fees, (iii) $6,000 is attributable to payments to our auditors for our 2014 interim audit and two quarterly reviews, (iv) $2,000 is attributable to the payment of our securities attorney for the preparation of this Form S-1, and (v) $599 is attributable to the costs of incorporating the Company.

Management considers the impairment of its intangible assets at least annually. Regarding the basis for management’s decision to fully impair the intangible asset associated with the license and distribution rights with New World, we considered factors such as our historical and current period operating and cash flow losses and our projected sales over the next twelve months as the Company markets the Blue Harbor Brand in Europe and the Middle East. We are still in our development stage and our revenue from the sale of goods only consists or the sale of Blue Harbor sample products to prospective customers. Our success with our Blue Harbor Brand requires us to raise a minimum in this offering and market ourselves successfully. Management has therefore taken a conservative approach in estimating our expected future cash flows attributable to this intangible asset, which, at the date of the balance sheet, was considered less than the carrying amount of the asset and we subsequently recognized an impairment loss for the full value of the intangible asset.”

4. Please include a discussion that explains how the repayment of $75,000 to New World on July 1, 2015 may impact your liquidity and capital resources in the near term. Discuss the possible impact that an event of default may have on your operations and the course of action that would be proposed to be taken to remedy such a deficiency. See Item 303(a)(1) of Regulation S-K.

We have added the following disclosure:

“Regarding the repayment of $75,000 to New Work on July 1, 2015 and the impact it may have on our liquidity and capital resources, if we do not raise the full amount under this Offering, we may be unable to repay this amount. In the case that the Company is unsuccessful in raising the minimum amount under this Offering, the Company’s management has informally agreed to finance the Company’s operations.”

Security Ownership of Certain Beneficial Owners and Management, page 30

5. We note your revised disclosure in response to comment 4 of our letter dated February 19, 2015. In particular, we note that there remains a footnote 4, while the corresponding number has been removed from the table. Please revise to reconcile. Please clearly explain the differences in the last two columns in the table, which both reflect the percent of the class owned after the offering.

We have reinserted the number 4 corresponding to footnote 4. We have also removed the last column from the table.

Statement of Operations, page F-4

6. Please revise your statement so that subtotals for revenue and general and administrative expenses both follow the individual line items being summed within these amounts.

The requested changes have been made.

Exhibit 99.2

7. We note your response to comment 6 of our letter dated February 19, 2015 and we reissue the comment. Please revise your escrow agreement to reflect the terms of this offering. In this regard, we note, nonexclusively, the stated total offering proceeds and the offering termination date are inconsistent with the corresponding terms in your prospectus. Please revise your Exhibit and prospectus, as appropriate.

We have revised the escrow agreement accordingly.

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/Zur Dadon/

Zur Dadon, President

Spirit International, Inc.